Four new members appointed to
Ahold Supervisory Board

Ahold shareholders
adopt 2004 financial
statements

Zaandam, The Netherlands, May 18, 2005 - Ahold today welcomed 372 stockholders representing approximately 895 million shares to its Annual General Meeting in The Hague.

Shareholders adopted Ahold's 2004 financial statements and all other proposals on the agenda, including the appointment to the Supervisory Board of Derk Doijer, Professor Myra Hart, Benno Hoogendoorn and Stephanie Shern.

Ahold Corporate Communications: +31 (0)75 659 5720

                                                                         2005020

[Graphic omitted] Ahold
www.ahold.com

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